Exhibit 99.57

            [Letterhead of Jeanie Sell Latz, Senior Vice President, Corporate Services, of Kansas City Power & Light Company]

                                                          May 5, 1997


SENT VIA FAX

Mr. James C. Tilden, Esq.
Seigfreid, Bingham, Levy,
   Selzer & Gee, P.C.
3900 Commerce Tower
911 Main Street
Kansas City, MO 64105

                Re: ADT Investments II, Inc. Request for Shareholder List

Dear Mr. Tilden:

      This letter is in response to your letter of May 2, 1997. We were surprised to receive the letter and to read the urgency with which you demand a response, in light of your client's long silence since its April 10, 1997, request for KCPL's shareholder list and KCPL's response denying that request, which was transmitted on April 14, 1997.

      KCPL denied your client's request for a shareholder list, because it believes that your client, ADT Investments II, Inc., is acting as a strawman for a non-shareholder who hopes to disrupt KCPL's planned merger with Western Resources, Inc. Your client is a subsidiary of ADT Limited, ("ADT"). The management of ADT is presently resisting a merger proposal from Western Resources, Inc. We believe that your client's acquisition of KCPL shares and immediate demand for a shareholder list, with the avowed intent of interfering with KCPL's contractual relationship with Western Resources, Inc., is a cynical misuse of the rights accorded legitimate investors. Accordingly, your client's request is not made in good faith and is not a proper purpose as required under R.S.Mo. 351.215.

      In your letter of May 2, 1997, ADT Investments II, Inc. professess to voice concerns, as a KCPL shareholder, about the welfare of KCPL as a result of its planned merger with Western Resources, Inc., and you suggest that your client has "serious questions about whether the current KCPL management is acting in the best interests of the shareholders." This attempt to posture your client as a legitimately concerned shareholder is self-serving and wholly refuted by the facts. ADT Investments II, Inc. became a record shareholder of 100 shares of KCPL on April 7, 1997, two months after KCPL's and Western Resources, Inc.'s February 7, 1997, agreement to enter into a merger. ADT Investments II, Inc. then made an immediate demand for a shareholder list so that it could communicate with legitimate KCPL investors in an effort to disrupt KCPL's planned combination with Western Resources, Inc. The only conclusion that can be drawn from the facts is that ADT Investments, II, Inc. is acting as a strawman for ADT's management, which we understand hopes to disrupt the KCPL merger with Western Resources, Inc. as a tactic to defend against Western Resources, Inc.'s efforts to acquire ADT.

      While we hope that your client will abandon this improper request, we are not reluctant to defend our position in court. In the event you chose to attempt litigation, we trust that your client, and ADT, will be prepared to produce for depositions the witnesses and documents explaining the reasons why it acquired KCPL stock and the facts supporting the aspersions made in your May 2, 1997, letter.

      If you believe KCPL misunderstands the facts, or if you are in possession of any other facts which you believe KCPL should consider, please contact me.


                                               Very truly yours,


                                               /s/ Jeanie Sell Latz
                                               -----------------------
                                               Jeanie Sell Latz


/jmh